

December 21, 2020

Jason Meggs
Chief Financial Officer
Syneos Health, Inc.
1030 Sync Street
North Carolina 27560-5468

>   **Re: Syneos Health, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2019**
>   **Filed February 20, 2020**
>   **Form 8-K Furnished October 29, 2020**
>   **File No. 001-36730**

Dear Mr. Meggs:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 1. Basis of Presentation and Summary of Significant Accounting Policies
Cash and Cash Equivalents, page 91

1.   We note that certain of your subsidiaries participate in a notional cash pooling arrangement to manage global liquidity requirements. The parties to the arrangement combine their cash balances in pooling accounts with the ability to offset bank overdrafts of one subsidiary against positive cash account balances maintained in another subsidiary's bank account at the same financial institution. Please tell us whether you intend to and have set off such amounts with the counterparty. Refer to ASC 210-20-45-1 to 5.

Revenue Recognition, page 96

2.   We note the majority of your Clinical Solutions segment revenue is for service offerings that range in duration from a few months to several years and typically represent a single performance obligation. Revenue is recognized over time using costs incurred to date relative to total estimated costs to complete ("cost-to-cost measure of progress"). We also note the estimate of total revenue and costs to completion requires significant judgment. Contract estimates are based on various assumptions to project future outcomes of events that often span several years, as well on evaluations and updates made on an ongoing basis. These estimates are reviewed periodically and any adjustments are recognized on a cumulative catch up basis in the period they become known. Updates and adjustments to estimates are likely to result in variability in revenue recognized from period to period and may cause unexpected variability in our operating results.

Please tell us and quantify in the notes to your financial statements in annual and quarterly reports the aggregate amount and related earnings per share impact of changes in contract estimates for each period presented. Refer to ASC 250-10-50-4 and 270-10-45-14 for guidance. Please also revise your results of operations disclosure in MD&A to separately quantify gross favorable and gross unfavorable changes in estimates material to either consolidated or segment results, accompanied by an appropriate level of analysis. Please provide us with your intended revised disclosure.

12. Revenue from Contracts with Customers, page 128

3.   Please tell us your consideration of providing disaggregated revenue from contracts with customers pursuant to ASC 606-10-50-5 and 55-89 through 55-91. In this regard, we note from your disclosures on page 9 to 15 and page 60 that you provide multiple service offerings.

Exhibits

4.   We note that Article XI, Section 11.1 of your Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for "any derivative action or proceeding brought on behalf of the Corporation." In future filings, please clearly describe the provision in your disclosure, including any risks or other impact on investors related to the provision. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Please also tell us, and disclose in future filings, whether this provision applies to actions arising under the Exchange Act and/or the Securities Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. We also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to

enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also disclose in future filings that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Form 8-K Furnished October 29, 2020

Exhibit 99.1
Highlights, page 1

5.   We note the following in regards to your presentation of non-GAAP financial measures in the "Highlights" section of your earnings release:

- Discussion is provided regarding Q3 growth of your "Adjusted diluted earnings per share" and "Adjusted EBITDA" measures without providing similar discussion for the comparable GAAP measure;
- Presentation is provided of your "Adjusted EBITDA margin" without providing similar presentation of the comparable GAAP measure;
- In the second to last bullet point, you highlight your "adjusted EBITDA" and "adjusted diluted earnings per share" guidance without providing comparable GAAP guidance.

When presenting non-GAAP measures in your earnings release, please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures ("C&DI´s").

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services